EXHIBIT 99.1

EUROSATORY 2016: RADA’s Radar Systems are
Deployed and Operational Along Israel’s Southern Border

The systems are connected to the National Alert System, providing life-saving warnings about mortar shells and short-range rockets being fired at border communities

EUROSATORY 2016, Paris, France, June 13-17, Israel Pavilion, Hall 6, Stand #E 631

June 8, 2016 - RADA Electronic Industries Ltd. – a leader in the development, production, and sale of tactical land radars for force and border protection – has deployed its radar systems along Israel’s border with the Gaza strip. The systems are operational and connected to the National Alert System, providing life-saving warnings about short range threats – including mortar shells, rockets and other aerial threats – to communities adjacent to Israel’s southern border.

According to Zvi Alon, RADA's CEO, “After the Protective Edge operation (July, 2014), we began deployment of our systems along the Gaza strip. The radars are operating 24/7 and providing continuous surveillance. The success of these systems has generated international interest in their capabilities, and they are under evaluation by a number of customers around the world for use in a variety of missions, including C-UAS, C-RAM, air surveillance, and more.”

The company will display the entire MHR family of tactical radars at Eurosatory 2016. The MHR radar is an S Band, Software-Defined, Pulse-Doppler, AESA, GaN based radar – which delivers sophisticated beam forming capabilities and advanced signal processing. It provides multiple missions on each radar platform and can combine C-UAS and C-RAM operational missions on the same radar, thus delivering ideal organic, tactical surveillance solutions for force protection missions. The pMHR radar is a lightweight version of the MHR, enabling the portability of the system, and is an ideal solution for force protection missions on the move. The eMHR and ieMHR radars enable longer detection ranges for Short/Very-Short Range Air Defense (SHORAD/VSHORAD), sea and air surveillance missions. These radars are especially suitable for installation on ground platforms and small/medium-sized vessels, and as stationary systems for the protection of potentially-threatened areas.

About RADA Electronic Industries Ltd.
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The company specializes in the development, production, and sale of Tactical Land Radars for force and border protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details
Dov Sella (CBDO)
RADA
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com